August 22, 2011

VIA FAX and EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Discovery Communications, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 18, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 4, 2011
File Number: 1-34177

Dear Mr. Spirgel:

Set forth below are Discovery Communications, Inc.’s (“Discovery” or the “Company”) responses to the Securities and Exchange Commission Staff’s (“SEC” or the “Staff”) comments given by letter dated August 10, 2011 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2011. For ease of reference, we have repeated the Staff’s comments preceding each response. The comments are numbered to correspond to the comments set forth in the Comment Letter.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 4. Variable Interest Entities, page 78

1.	Comment:

We refer to your 50-50 joint venture with Hasbro, referred to as the Hub. We note that you have determined that based upon the level of equity at risk, the venture is a variable interest entity and that you are not the primary beneficiary. Please revise to disclose the significant factors considered and judgments made in determining that the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance is shared in accordance with the guidance in paragraph 810-10-25-38D. Please refer to ASC 810-10-50-4(e). In your response, please provide us with your proposed disclosures.

Response:

We note the Staff’s comment and in future filings we will revise our disclosure in response. Below is our disclosure, marked to illustrate how we propose to revise future filings compared with our Form 10-Q for the quarter ended June 30, 2011.

August 22, 2011

“Hub Television Networks LLC operates The Hub, which is a pay-television network that provides children’s and family entertainment and educational programming that launched October 10, 2010. The Company is obligated to provide the joint venture with funding up to $15 million and services such as distribution, sales, and administrative support at fair market value. See Note 12 for further discussion. Based upon the level of equity investment at risk, the Company has determined that the joint venture is a VIE. Discovery and its joint venture partner together direct the activities of The Hub that most significantly impact its economic performance, because decisions about programming and marketing strategy require the consent of both joint venture partners. The joint venture partners share equally in voting control and jointly consent to items such as those of an operating, financing and investing nature, neither has special governance rights, and both are equally represented on the Board of The HUB. The joint venture partners also share in the profits, losses, and funding of the joint venture. The Company has determined that it is not the primary beneficiary of The Hub~~, because it does not control the activities that are most significant to the joint venture’s operating performance and success~~. Accordingly, the Company accounts for its investment in The Hub using the equity method.”

Supplementally, we advise that based on ASC 810-25-38D, we considered future funding commitments and services such as distribution, licensing, sales and administrative support in our consolidation analysis as follows:

The guidance states that if a reporting entity determines that power is, in fact, shared among unrelated parties such that no one party has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, then no party is the primary beneficiary. Power is shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and if decisions about those activities require the consent of each of the parties sharing power. All actions of the Board of Directors of The Hub require the approval of both joint venture partners. Both partners are obligated to provide funding equally if needed; each has equal rights with respect to any funding provided.

In our primary beneficiary analysis, we also considered The Hub’s other arrangements. Discovery and the other joint venture partner provide certain services to the venture, but all such services are of a support nature and are under the direction of the Board, which is under shared control.

2.	Comment:

We refer to your investment in the Hub and related guarantee of operating performance for the venture. You state that the maximum exposure to loss under this guarantee was below $210 million at December 31, 2010 and that you believe “the likelihood is remote that the performance guarantee will not be achieved and, therefore, will not have a material adverse impact on the Company’s financial position, operating results or cash flows.” Please revise to disclose how the maximum exposure to loss was determined and the period of time over which this guarantee will be in effect. In your response, please provide us with your proposed disclosures.

Response:

We note the Staff’s comment and in future filings we will revise our disclosure in response. Below is our disclosure, marked to illustrate how we propose to revise future filings compared with our Form 10-Q for the quarter ended June 30, 2011.

“Through December 31, 2015, the Company has guaranteed a certain level of operating performance for the joint venture that would compensate the joint venture partner to the extent that distribution metrics decline versus levels historically achieved by the Discovery Kids channel prior to contribution. This guarantee extends on a declining basis through the period of guarantee. Upon inception of the joint venture, the maximum amount, which could have become due under this guarantee, was less than $305 million. As of June 30, 2011, the remaining

August 22, 2011

maximum amount, which could become due under this guarantee, was less than $185 million. The maximum exposure to loss is expected to be reduced to zero during 2015. As the joint venture's distribution is generally provided under long-term contracts with stable subscriber levels, ~~is reduced over time as performance targets are achieved.~~ the Company believes the likelihood is remote that the performance levels will not be achieved and, therefore, the performance guarantee is unlikely to have a material adverse impact on the Company’s financial position, operating results, or cash flows. Accordingly, the fair value of the guarantee was not material as of June 30, 2011. The Company is also committed to fund up to $15 million to the joint venture; none of which has been funded through June 30, 2011.”

3.	Comment:

We refer to your 50-50 joint venture with Harpo, Inc., referred to as OWN. We note that you have determined that based upon the level of equity at risk, the venture is a VIE and that you are not the primary beneficiary. In this regard, please revise to disclose the significant factors considered and judgments made in determining that the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance is shared in accordance with the guidance in paragraph 810-10-25-38D. Refer to ASC 810-10-50-4(e) and tell us how you considered future funding commitments and services such as distribution, licensing, sales and administrative support.

Response:

We note the Staff’s comment and in future filings we will revise our disclosure in response. Below is our disclosure, marked to illustrate how we propose to revise future filings compared with our Form 10-Q for the quarter ended June 30, 2011.

“Based upon the level of equity investment at risk, the Company has determined that OWN is a VIE. While the joint venture partners share equally in voting control, power is not shared because certain activities that significantly impact OWN’s economic performance are directed by Harpo Inc. (“Harpo”). Harpo holds certain operational rights related to programming and marketing, as well as retention of key management personnel. The Company has determined that it is not the primary beneficiary of OWN, because it does not control these activities ~~that are most significant~~ that are critical to OWN’s operating performance and success. Accordingly, the Company accounts for its investment in OWN using the equity method.”

Supplementally, we advise based on ASC 810-10-25-38D, we considered Discovery’s future funding commitments and services such as distribution, licensing, sales and administrative support in our consolidation analysis as follows:

From our perspective, a cable network’s success emerges from a programming and marketing strategy that results in strong ratings. The members created OWN to perform the following:

•	Leverage Oprah Winfrey’s credibility and personality to establish a new media network with strong ratings
•	Establish enduring distribution and advertising sales customer relationships
•	Create a media hub for spiritual topics on the internet

While OWN’s joint venture partners share equity risk, Discovery’s funding requirements to the joint venture indicate that Discovery is the entity likely to absorb potential losses of OWN. However, Discovery does not have the power to direct the activities of OWN that most significantly impact OWN’s economic performance. Harpo has special rights to control programming selection, advertising sales strategy and customer selection, affiliate sales agreements and marketing strategy. Discovery’s funding of OWN does not provide the Company with greater operational control or governance rights with respect to OWN.

August 22, 2011

As a partner, Discovery believes Oprah Winfrey’s creative insights and market savvy will result in economic rewards to the network that will be shared by the members. Discovery continues to fund in excess of its commitment, however, Discovery has not obtained any additional rights as a result of its funding and such funding does not impact Harpo's special rights to control critical functions of the venture. Discovery funding is not OWN’s exclusive financing resource. Based on the terms of the funding arrangement, Harpo is permitted to fund the joint venture on terms similar to Discovery’s at any time. Discovery provides distribution, licensing, sales, and administrative support to OWN at prices approved by OWN’s Board of Directors and believed to be valued at fair value. These services are support services, not critical functions, unique to the success of OWN.

4.	Comment:

We note that Harpo has the right to require you to purchase Harpo’s interest in OWN. Please tell us how you have accounted for this put right and your basis for that conclusion.

Response:

In accounting for this put right, we considered the guidance in ASC 815-10-S99-4, which indicates that the “SEC staff’s longstanding position is that written options initially should be reported at fair value and subsequently marked to fair value through earnings.” Accordingly, we assessed the fair value of the put at the inception of the venture, and we assess the fair value on an on-going basis. The put right is structured such that the exercise price is the fair value of the underlying equity at the time the put is exercised. This fair value is determined by the mutual agreement of Harpo and Discovery. If an agreement cannot be reached, a third party shall be engaged to assist in the determination of fair value. As the exercise price is fair value, we have concluded that there has been no value to the put at each period end. We will continue to update this assessment each period; however, it is our expectation that there will continue to be no material value associated with this put right.

* * * *

The Company acknowledges that we are responsible for the adequacy and accuracy of disclosures in our filings; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these matters, please contact me at (240) 662-7579.

Discovery Communications, Inc.

/S/ THOMAS R. COLAN
Thomas R. Colan Executive Vice President and Chief Accounting Officer

cc:	David M. Zaslav, President and Chief Executive Officer, Discovery Communications, Inc.
Bradley E. Singer, Senior Executive Vice President and Chief Financial Officer, Discovery Communications, Inc.
Bruce Campbell, Senior Executive Vice President, Chief Development Officer-General Counsel and Secretary, Discovery Communications, Inc.
Christine Adams, Staff Accountant, Securities and Exchange Commission
Terry French, Accounting Branch Chief Division of Corporation Finance, Securities and Exchange Commission
Bob Barrett, Partner, PricewaterhouseCoopers LLP